FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Binding Offer for the acquisition of the 100% of the shares of Telefonica Movil Chile, S.A.	3

NOTIFICATION OF SIGNIFICANT EVENT

In compliance with article 82 of Spanish Securities Market Law 24/1988 ( Ley del Mercado de Valores), and related provisions, and in order to make it public as the notification of a Significant Event, we hereby inform that the Board of Telefonica CTC Chile, S.A. ("CTC") has accepted a binding offer from Telefonica Moviles, S.A. ("TEM"), subsidiary of Telefonica, S.A., for the acquisition of the 100% of the shares of Telefonica Movil Chile, S.A., a subsidiary of CTC.

The price offered by Telefonica Moviles, S.A. ("TEM") for the purchase of 100% of the shares of Telefonica Movil Chile, S.A. is USD 1,007 millions. Telefonica Moviles, S.A. will assume the outstanding debt of Telefonica Movil Chile, S.A., which, as per march 31, 2004, accrued the amount of USD 243 millions.

The acquisition is conditioned upon the approval of the transaction by the Extraordinary Shareholders Meeting of CTC.

CTC is 43.6% owned by the Telefonica Group. Telefonica Moviles, S.A. has been managing Telefonica Movil Chile, S.A. since 2000.

Madrid, May 18, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 19th, 2004	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors